UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: North Investments Company Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

201 American Concourse, Suite L01D, Fort Worth, TX 76106

Telephone Number (including area code):

(682) 394-4553

Name and address of agent for service of process:

North VanHooser, President and Trustee
North Investments Company Trust
201 American Concourse, Suite L01D, Fort Worth, TX 76106

With copies of Notices and Communications to:

Mark M. Attar, Esq.
Stradley, Ronon, Stevens, & Young LLP
2000 K Street, NW, Suite 700
Washington, District Of Columbia 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Fort Worth, the State of Texas, as of this 10th day of November, 2026.

 North Investments Company Trust
By:      /s/ North VanHooser
            North VanHooser
            President and Trustee

Attest:
/s/ Don Marczewski

Don Marczewski
Treasurer, Principal Financial Officer and Trustee